UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BRAVO BRIO RESTAURANT GROUP, INC.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

10567B109

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

* See Instructions

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 6 OF 9 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 7 OF 9 PAGES

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on August 5, 2013, Amendment No. 2 thereto, filed with the SEC on September 9, 2013, Amendment No. 3 thereto, filed with the SEC on November 12, 2013, and Amendment No. 4 thereto, filed with the SEC on December 19, 2014 (collectively, this “Schedule 13D”), in each case by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and U.S. citizen, with respect to the common shares, no par value per share (the “Common Shares”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (“BBRG”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (c), (f)	This Schedule 13D is being jointly filed by RMCP LLC, RMP, RMCP GP LLC, RMCM and Mr. Mesdag. RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

RMP was formed, and its principal business is, to invest in small cap public companies and to enhance shareholder value through active ownership. RMCP GP is the general partner of RMP and thus may be deemed to control RMP. RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal business of RMCP LLC is providing investment advisory services to hedge funds and other pooled investment vehicles. The principal business of each of RMCP GP and RMCM is investing in securities. The principal occupation of Mr. Mesdag is serving as an executive officer and Managing Partner of RMCP LLC. He is a U.S. citizen.

Each of J. Christopher Teets, John Hill and Patrick Lally (and each of their principal occupations) is serving as an executive officer and Partner of RMCP LLC. None of Mr. Teets, Mr. Hill or Mr. Lally controls any Reporting Person. Information regarding Messrs. Teets, Hill and Lally is being included in this Schedule 13D solely for purposes of complying with General Instruction C to Schedule 13D. Each of Messrs. Teets, Hill and Lally is a U.S. citizen.

(b)	The principal executive offices of Red Mountain and RMCM are located at, and the principal business address of each of Messrs. Mesdag, Teets, Hill and Lally is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons, Mr. Teets, Mr. Hill or Mr. Lally has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 8 OF 9 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	As of March 4, 2015, the Reporting Persons do not beneficially own any Common Shares.

(c)	The following table lists all transactions in Common Shares effected during the past sixty days by RMP. All such transactions were effected on the open market.

Common Shares Sold	Weighted Average Price per Share ($)	Date of Sale
64,000	$13.70	02/25/2015
25,400	$13.44	02/26/2015
13,400	$13.16	02/27/2015
25,000	$13.15	03/02/2015
862,447	$13.10	03/04/2015

Items 5(e) of this Schedule 13D is hereby amended and restated as follows:

(e)	The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Common Shares on March 4, 2015.

CUSIP No. 10567B109	SCHEDULE 13D	PAGE 9 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2015

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag